Exhibit 99.1

Release

Frankfurt am Main	6 April 2016

Deutsche Bank publishes quarterly pro-forma 2015 results for new corporate divisions

Today Deutsche Bank (XETRA: DBKGn.DE/ NYSE: DB) published a Financial Data Supplement (“FDS”) which presents the view of the Bank’s 2014 and 2015 financial results in the new 1Q2016 segmental structure. From 2016 onwards and in accordance with its Strategy 2020, Deutsche Bank business operations have been organized under a new structure with the following segments:

•	Global Markets (“GM”),

•	Corporate & Investment Banking (“CIB”),

•	Private, Wealth and Commercial Clients (“PW&CC”),

•	Deutsche Asset Management (“Deutsche AM”),

•	Postbank (“PB”) and

•	Non-core Operations Unit (“NCOU”)

It is intended to report the new segment structure for the first time as part of its 1Q2016 interim financial statements on 28 April 2016.

The key changes compared to Deutsche Bank’s previously reported segmental information in its former 2015 segment structure are outlined below.

Global Markets (GM)

The new segment GM includes the sales and trading related activities of the former Corporate Banking & Securities (“CB&S”) segment. Revenues related to certain financing activities previously included within “Loan Products” in CB&S are now included within “Sales &Trading - debt and other products”. Mark-to-market gains/losses relating to RWA mitigation on Credit Valuation Adjustment (CVA) RWA, Funding Valuation Adjustment (FVA) and certain CVA calculation methodology refinements previously reported under “Sales &Trading” revenues are now included in “Other”. Debt Valuation Adjustment (DVA) continues to be reported within “Other”. This category also includes transfers from and to the new segment Corporate & Investment Banking (“CIB”) resulting from client coverage and product distribution.

Issued by the press relations department of Deutsche Bank AG	Internet: db.com
Taunusanlage 12, 60325 Frankfurt am Main	https://www.db.com/newsroom
Phone +49 (0) 69 910 43800, Fax +49 (0) 69 910 33422	E-mail: db.presse@db.com

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Corporate & Investment Banking (CIB)

The new segment CIB combines the Corporate Finance business components of the former Corporate Banking and Securities (“CB&S”) and Global Transaction Banking (“GTB”) businesses. Transfers from and to the new segment Global Markets related to client coverage and product distribution are included in “Loan Products & Other”.

Private, Wealth and Commercial Clients (PW&CC)

Within the new segment PW&CC, Deutsche Bank has combined its German and International Private and Commercial Clients (“PCC”) businesses formerly included in the Private & Business Clients (“PBC”) segment with the Wealth Management (“WM”) activities formerly included in Deutsche Asset & Wealth management (“DeAWM”). Revenues from HuaXia Bank are presented separately within PW&CC to reflect the expected disposal of this investment as part of Strategy 2020.

Deutsche Asset Management (Deutsche AM)

The segment Deutsche AM contains the Asset Management activities included in the former DeAWM segment and focuses on providing investment solutions to institutions and intermediaries that serve individual clients.

Postbank (PB)

To reflect the planned deconsolidation as formulated in the Strategy 2020 Postbank is now presented as a separate segment, which combines both core and non-core components of Postbank previously recorded in the NCOU segment. The reported numbers in the Postbank segment will deviate from Postbank’s stand-alone reporting as a consequence of e.g. consolidation effects and the impact of purchase price allocation items.

Non-core Operations Unit (NCOU)

As a key change compared to the former structure the NCOU segment no longer contains the aforementioned non-core components related to Postbank.

The goodwill impairment losses in the 2015 results related to CB&S and PBC were allocated to the new segments Global Markets/Corporate & Investment Banking and PW&CC/Postbank respectively based on the goodwill balances related to these business units prior to the 3Q2015 impairment.

Certain Liquidity Management activities previously included within the business segments are now being centrally managed by Treasury and therefore have been transferred to “Consolidation and Adjustments” and are reflected in the business segments on an allocated basis.

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For further information please contact:

Deutsche Bank AG
Press & Media Relations		Investor Relations

Eduard Stipic	+49 69 910 41864	+49 69 910 35395 (Frankfurt)
Christian Streckert	+49 69 910 38079	+44 20 754 50279 (London)
db.presse@db.com		db.ir@db.com

About Deutsche Bank

Deutsche Bank provides commercial and investment banking, retail banking, transaction banking and asset and wealth management products and services to corporations, governments, institutional investors, small and medium-sized businesses, and private individuals. Deutsche Bank is Germany’s leading bank, with a strong position in Europe and a significant presence in the Americas and Asia Pacific.

This release contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of 11 March 2016 under the heading “Risk Factors”. Copies of this document are readily available upon request or can be downloaded from www.db.com/ir.

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